UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934.

Commission File Number  1-8549

Avatex Corporation

Avatex Funding, Inc.

(Exact name of registrant as specified in its charter)

17000 Preston Road, Suite 310, Dallas, Texas 75248, (972) 818-3898

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, $0.01 par value per share

Warrants to Purchase Class A Common Stock

6.75% Notes Due December 7, 2002

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

                Approximate number of holders of record as of the certification or notice date:

None

                Pursuant to the requirements of the Securities Exchange Act of 1934, Avatex Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 23, 2003	By:	/s/ Robert H. Stone
Robert H. Stone,
Chief Restructuring Officer and General Counsel

Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.